UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

First Amendment to the Vote Commitment and other covenants

by and between,

on one side,

Nércio José Monteiro Fernandes

Alberto Menache

Alon Dayan

and, on the other side,

StoneCo LTD.

DLP Capital LLC

DLPPAR Participações S.A.

and, further, as intervening-consenting parties,

Linx S.A.

STNE Participações S.A.

________________________________

November 27, 2020

________________________________

First Amendment to the Vote Commitment and other covenants

By this private instrument, on one side:

I.         NÉRCIO JOSÉ MONTEIRO FERNANDES, Brazilian, married, system analyst, bearer of the Identity Card RG No. 7.760.014 SSP/SP, enrolled with the CPF/ME under No. 022.256.918-27, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Nércio”);

II.       ALBERTO MENACHE, Brazilian, married, business manager, bearer of the Identity Card RG No. 24.257.036-7 SSP/SP, enrolled with the CPF/ME under No. 172.636.238-89, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Alberto”);

III.    ALON DAYAN, Brazilian, married, engineer, bearer with the Identity Card RG No. 8.894.140-1 SSP/SP, enrolled with the CPF/ME under No. 014.642.468-90, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Alon” and, jointly with Nércio and Alberto, “Linx Shareholders”);

And, on the other side:

IV.      StoneCo LTD., a company duly incorporated and validly existing under the laws of Cayman Islands, enrolled with CNPJ/ME under No. 31.752.270/0001-82, with head office at Harbour Place, 4th floor, No. 103 Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, herein represented in accordance with its corporate documents (“StoneCo”);

V.        DLP Capital LLC., a company duly incorporated and validly existing under the laws of Delaware, in the United States of America, enrolled with CNPJ/ME under No. 14.993.482/0001-47, herein represented in accordance with its corporate documents and DLPPAR PARTICIPAÇÕES S.A., a company duly incorporated and validly existing under the laws of Brazil, enrolled with CNPJ/ME under No. 23.858.641/0001-87, with head office at Rua Fidêncio Ramos, 308, suite 91, CEP 04551-010, jointly referred to as “DLP”;

and, further, as intervening-consenting parties:

VI.      Linx S.A., publicly-held company, with head office in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75 and registered with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.316.584 herein represented in accordance with its Bylaws (“Linx”);

VII.   STNE Participações S.A., company enrolled with CNPJ/ME under No. 35.767.420/0001-82, with head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, CEP 04547-006, herein represented in accordance with its Bylaws (“STNE” and, jointly with Linx, the “Companies”, and each individually as “Company”);

All referred to indistinctly and individually as “Party” and, jointly, as “Parties”,

WHEREAS:

(i)       On August 11, 2020, the Parties entered into a Vote Commitment and Other Covenants (“Commitment”), in which they defined, among other provisions and within the Transaction agreed to in the Association Agreement, a lock-up applicable to the Bound Shares;

(ii)      On November 17, 2020, Linx’s General Meeting approved the Protocol and Justification, as well as the further obligations required of Linx pursuant to the Protocol and Justification for the consummation of the Transaction; and

(iii)    The Parties wish to alter the terms for the impediments to the Lock-up of the Bound Shares applicable to Linx Shareholders,

NOW, THEREFORE, the Parties wish to enter into the present First Amendment to the Vote Commitment and Other Covenants (“Amendment”), pursuant to applicable law and regulation, which shall be governed by the following clauses and conditions:

CLAUSE I – AMENDMENT TO THE COMITMENT

1.1.       In this act, the Parties wish to amend the Chapter VI of the Commitment, which shall now provide as follows:

“CLAUSE VI – LOCK-UP AND ENCUMBRANCE OF THE BOUND SHARES

6.1.       Except as authorized by Clause 6.2 below, from the execution date of this Commitment and until the consummation of the Transaction, the Linx Shareholders, irrevocably and irreversibly undertake not to agree upon or carry out the sale, disposal or transfer, directly or indirectly, by any means or form whatsoever, of their Bound Shares, or any rights related thereto (“Transfer”), as well as not to create any liens or encumbrances of any nature, whether judicial or extrajudicial, on the Bound Shares, including, but not limited to, pledge, bond, usufruct, fiduciary sale, trust, promise of purchase and sale or granting of options, creation of rights of first refusal, rent, as well as entering into other voting agreements or shareholders’ agreements.

6.2. From the moment that the General Meeting of Linx approves all of the matters related to the Transaction, as provided for within the Protocol and Justification (“Approval of the Transaction within the General Meeting”), the Linx Shareholders may sell, only and exclusively within B3 transactions, up to 5% of the total amount of their Bound Shares per month, as from this date, limited, in any case, to total and combined sales of up to 20% of the Bound Shares of each of the Linx Shareholders held on this date, regardless of the amount of months passed until the consummation date of the Transaction. After the decision of the Conselho Administrativo de Defesa Econômica - CADE over the Transaction becomes definitive and even before the consummation of the Transaction, Linx Shareholders may sell, only and exclusively in B3 transactions, up to the totality of their remaining Bound Shares, including those that are eventually registered with bookkeepers and outside of the stock market.

6.3. As long as they are owners of Bound Shares and/or members of the Company’s Board of Directors, the Linx Shareholders shall remain obliged to comply with all of the provisions of the Instrument, including those provided for in Clause 3.1 above, even after the Approval of the Transaction within the General Meeting, especially concerning item (iii) of the referred Clause 3.1.”

1.2.       In order to avoid doubts, the Parties agree and expressly declare that (i) for all means of the currently amended Clause VI, the “Approval of the Transaction within the General Meeting” means the approval of the resolutions by the General Meeting of Linx on November 17, 2020; and (ii) the eventual sale of Bound Shares by Linx Shareholders pursuant to Clause 6.2 will not be in violation of Clause 4.3 of the Commitment.

ClAUSE II – GENERAL PROVISIONS

2.1. The capitalized terms not expressly defined in this Amendment shall have the same meaning ascribed to them within the Commitment.

2.2. This Amendment is accessory to the Agreement and shall be read and construed as if it were part of it, for all purposes. Any disputes, controversies or litigation shall be submitted to the dispute resolution mechanism provided for in Clause IX of the Agreement.

2.3. The Parties and the two witnesses execute this Amendment by electronic means, provided that the Parties hereby declare and expressly agree, for the purposes of Article 10, paragraph 2nd of the Provisional Measure (Medida Provisória) No. 2.200-2, of August 24, 2001, that their signatures through electronic means are binding, effective and confer authenticity, integrity and legal validity to this instrument, being this Agreement an extrajudicial executive title for all legal purposes.

AND, BEING IN AGREEMENT, the Parties execute the present Amendment in eight (8) equal counterparts, in the presence of two (2) witnesses identified below.

São Paulo, November 27, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer